Filed by American Financial Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: American Bank of Connecticut

          The following is a press release issued by American Financial Holdings, Inc. on July 19, 2001:

NEWS RELEASE

CONTACT:
Judith E. Falango, Vice President (860) 612-2711
Cynthia B. Armstrong, Senior Vice President (860) 827-2523
www.americanfinancialholdings.com

American Financial Holdings Announces
Record Quarterly Earnings Per Share

NEW BRITAIN, CT (July 19, 2001) – American Financial Holdings, Inc. (Nasdaq: AMFH), the holding company for American Savings Bank (“the Bank”) today reported record earnings of $0.34 per diluted share for the quarter ended June 30, 2001 compared to earnings of $0.31 per diluted share for the same period in 2000. The Company also announced that the Board of Directors declared a cash dividend of $0.165 per share for the quarter to shareholders of record on July 30, 2001. The dividend is payable on August 14, 2001.

Second Quarter Financial Highlights

  Net loan portfolio grew to a record $1.20 billion, which was an increase of $49.2 million or 4.3% over March 31, 2001
  Core deposits increased $18.7 million or 4.7%, while higher-priced time deposits decreased $18.9 million since March 31, 2001
  Borrowings increased $20.0 million during the quarter primarily to fund loan growth and the stock repurchase programs
  Repurchased 1.6 million of AMFH shares for a total cost of $33.0 million
  Service charge and fee income increased $265,000, or 24.8%, compared to the quarter ended March 31, 2001, primarily due to deposit fees and an increase in transaction account activity

Six Month Financial Highlights

  Reported record earnings of $0.64 per diluted share for the first six months compared to $0.60 per diluted share for the same period last year
  Return on average assets for the first half of the year was 1.56%
  Non-performing assets to total assets were 0.19% at June 30, 2001, compared to 0.17% at June 30, 2000
  Total core deposits increased $41.8 million, or 11.2%, in the first half of 2001

Strategic Highlights

  Completed our fourth and fifth 5% share repurchase programs during the second quarter, reducing the number of shares outstanding to 22.4 million at June 30, 2001
  Announced an additional repurchase program for 10%, or 2.2 million shares
  Launched marketing campaign to support fully functional Internet banking platform; to date, have enrolled 2,500 customers
  Launched advertising campaign to generate home equity lines of credit in targeted Massachusetts markets
  On June 5, 2001, American Financial Holdings was added to the S&P 600 SmallCap Index

Financial Report

Net loans rose to $1.20 billion, a $49.2 million increase over the March 31, 2001 level of $1.15 billion. This increase was a reflection of a favorable interest rate climate and the Company’s continued success in attracting loans in its expanded Connecticut market and new out-of-state markets.

Asset quality remained strong as non-performing loans to total loans at June 30, 2001 decreased to 0.28% from 0.29% at June 30, 2000. The allowance for loan losses to non-performing loans was 330.94% at June 30, 2001 compared to 312.29% at June 30, 2000. The allowance for loan losses to loans was 0.91% at June 30, 2001 compared to 0.90% at June 30, 2000.

During the quarter ended June 30, 2001, the Company sold securities to diversify its portfolio and to take advantage of market conditions, realizing a net gain of $3.8 million on the sales.

Salaries and employee benefits increased $2.9 million to $6.9 million over the comparable quarter in the prior year. The increases were primarily due to charges of $1.7 million for options vesting for retired directors, the increased cost for the full quarter of approximately $718,000 for restricted stock and increased cost for the Employee Stock Ownership Plan resulting from the higher share price of the Company’s stock.

American Savings Foundation

In May, the Board of Directors of the American Savings Foundation approved 22 grants to local nonprofit organizations, totaling $547,500. This included the largest one-time grant approved by the foundation thus far -- $84,000 for Easter Seals/Camp Hemlocks, to repave and restore wheelchair paths throughout the complex. In addition, the board approved a total of $375,000 for 225 college scholarships for the upcoming 2001-2002 academic year. Total grants and scholarships approved by the Foundation Board to date this year have reached $1.2 million and are projected to total $1.7 million in 2001.

Recent News

American Financial Holdings, Inc., the holding company for American Savings Bank (ASB), also announced today that it has signed a definitive agreement to acquire American Bank of Connecticut (Amex: BKC) for $153 million. This acquisition, which is consistent with American Financial Holdings’ pursuit of a super community bank strategy, will materially strengthen the third largest publicly traded financial institution based in Connecticut. The transaction will increase the Company’s assets from its current $1.9 billion to $2.8 billion and increase American Financial Holdings’ branches from 17 to 34, further expanding the Company’s banking franchise in the state of Connecticut. There are no plans to sell or close any branch offices.

American Financial has scheduled a conference call for today, Thursday, July 19, 2001 at 10:30 a.m., Eastern Daylight Time, to discuss and review the strategic and financial implications of American Financial Holdings’ definitive agreement to acquire American Bank of Connecticut (AMEX: BKC). The conference call can be accessed by dialing (800) 946-0705 and asking for the American Financial Holdings conference call or conference call number 793187. The conference call will also be simultaneously webcast and be available for replay on the Company’s web site at www.americanfinancialholdings.com and also at American Bank of Connecticut’s web site at http://www.ambkct.com.

2

American Financial Presentation at Industry Conference

On Thursday, July 26, 2001, Robert T. Kenney, Chairman, President & Chief Executive Officer, will be speaking at the Keefe, Bruyette & Woods, Inc. (KBW) Community Bank Investor Conference in New York at 10:20 a.m. The conference will be webcast live in audio-only mode and will be retained on the KBW website: www.kbw.com for one week after the event.

Conclusion

“We remain focused on increasing shareholder value by maintaining strong financial results while building a stronger, customer-oriented, full-service super community bank,” said Robert T. Kenney. “Our recently announced acquisition of American Bank of Connecticut will significantly enhance American Financial’s franchise and provide an opportunity for us to export our expertise in asset generation and fee-based services to new markets in the State. We also look forward to leveraging the commercial products offered by American Bank of Connecticut to accelerate our commercial lending initiatives.”

American Financial Holdings, Inc. is the holding company for American Savings Bank. Established in 1862, American Savings operates 17 branches in 12 communities throughout central Connecticut. Additional information can be found on the Company’s website: www.americanfinancialholdings.com.

Statements contained in this press release which are not historical facts are forward-looking statements, as the term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time, such as changes in market interest rates, the actions of our competitors and changes in regulation or legislation that apply to the Company and the bank

American Financial will be filing a prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by American Financial will be available free of charge from the Secretary of American Financial at 102 West Main Street, New Britain, Connecticut 06051, telephone (860) 832-4000.

###

TABLES FOLLOW

3

American Financial Holdings, Inc.
Financial Summary
(Unaudited)

	Three Months Ended		Six Months Ended

	June 30, 2001	June 30, 2000	June 30, 2001	June 30, 2000

		(Dollars in thousands, except per share)

SUMMARY OF OPERATIONS
Interest Income	$30,377	$31,730	$61,822	$62,822
Interest Expense	15,691	14,478	31,284	28,886

Net Interest Income	14,686	17,252	30,538	33,936
Provision for Loan Losses	100	570	400	1,120

Net Interest Income After Provision for Loan Losses	14,586	16,682	30,138	32,816
Non-Interest Income	6,589	3,046	10,266	5,893
Non-Interest Expense	10,522	7,101	18,760	14,360

Income Before Taxes	10,653	12,627	21,644	24,349
Tax Expense	3,403	4,240	6,944	8,387

Net Income	$7,250	$8,387	$14,700	$15,962

PER SHARE
Net Income - Basic	$0.35	$0.31	$0.66	$0.60
Net Income - Diluted	$0.34	$0.31	$0.64	$0.60
Market Value Closing sales price as reported on the
NASDAQ Stock Market			$23.60	$15.875
End of Period Shares Outstanding			22,365,771	28,871,100
Average Weighted Shares Outstanding (basic)	20,896,063	26,654,282	22,240,600	26,636,156
Average Weighted Shares Outstanding (diluted)	21,499,248	26,886,306	22,828,546	26,752,698

PROFITABILITY RATIOS
Return on Average Assets (1)	1.54%	1.69%	1.56%	1.70%
Return on Average Equity (1)	6.66	5.92	6.33	5.96
Net Yield on Earnings Assets (t/e basis)	7.21	7.12	7.32	7.06
Efficiency Ratio (2)	50.60	37.92	47.86	38.98
Book Value per Share			$19.27	$18.85

CAPITAL RATIOS FOR AMERICAN SAVINGS BANK AT JUNE 30
Tier 1 Capital to Average Assets			17.26%	21.26%
Tier 1 Capital to Risk Weighted Assets			27.32	34.81
Total Capital to Risk Weighted Assets			30.56	38.30

ASSET QUALITY
Non-Accrual Loans			$3,294	$3,134
Accruing Loans Past Due 90 Days or More			-	-
Foreclosed and Repossessed Assets			295	21
Allowance for Loan Losses			10,900	9,787
Net Charge-offs	58	27	124	168

Non-Performing Loans to Loans			0.28%	0.29%
Non-Performing Assets to Total Assets			0.19	0.17
Allowance for Loan Losses to Loans			0.91	0.90
Net Charge-Offs to Average Loans	0.005	0.0025	0.01	0.02
Allowance for Loan Losses to Non-Performing Loans			330.94	312.29

AVERAGE BALANCES
Investment Securities Portfolio	$605,263	$777,896	$621,314	$782,290
Loans	1,161,023	1,064,295	1,154,881	1,051,999
Earning Assets	1,695,673	1,790,296	1,700,805	1,787,943
Assets	1,879,154	1,887,037	1,885,710	1,882,410
Interest Bearing Deposits	1,099,122	1,104,896	1,097,082	1,103,747
Stockholders' Equity	435,218	539,512	464,298	535,284

SELECTED FINANCIAL DATA AT PERIOD END
Investment Securities Portfolio			$591,853	$780,192
Loans			1,197,280	1,081,389
Earning Assets			1,789,156	1,861,594
Assets			1,900,534	1,905,224
Deposits			1,122,153	1,120,203
Stockholders' Equity			430,885	544,102
(1)	Income is annualized
(2)	Non-interest expense exclusive of one time employee benefit charge divided by the sum of net interest income plus non-interest income less gain on sale of securities
1

AMERICAN FINANCIAL HOLDINGS, INC.
Consolidated Statements of Income
(unaudited)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,

	2001	2000	2001	2000

		(In thousands, except per share data)
Interest and dividend income:
Real estate mortgage loans	$14,809	$13,389	$29,707	$26,547
Consumer and commercial loans	6,153	6,227	12,863	12,054
Mortgage-backed securities	4,121	5,775	8,380	11,519
Federal funds sold	208	38	478	208
Investment securities:
Interest-taxable	3,765	5,222	7,815	10,543
Interest-tax exempt	375	291	750	499
Dividends	946	788	1,829	1,452

Total interest and dividend income	30,377	31,730	61,822	62,822

Interest expense:
Deposits	11,863	11,673	24,027	23,158
Federal Home Loan Bank advances and other
borrowings	3,828	2,805	7,257	5,728

Total interest expense	15,691	14,478	31,284	28,886

Net interest income before provision for loan losses	14,686	17,252	30,538	33,936

Provision for loan losses	100	570	400	1,120

Net interest income after provision for loan losses	14,586	16,682	30,138	32,816

Non-interest income:
Service charges and fees	1,334	918	2,403	1,815
Investment commissions and advisory fees	501	469	890	914
Net gain on sale of investment securities	3,838	1,570	5,158	2,986
Increase in cash surrender value of life insurance	800	-	1,593	-
Other	116	89	222	178

Total non-interest income	6,589	3,046	10,266	5,893

Non-interest expense:
Salaries and employee benefits	6,948	4,047	11,737	7,944
Occupancy expense	656	582	1,348	1,228
Furniture and fixture expense	443	416	867	859
Outside services	713	563	1,455	1,498
Advertising	528	411	951	760
Other	1,234	1,082	2,402	2,071

Total non-interest expense	10,522	7,101	18,760	14,360

Income before income taxes	10,653	12,627	21,644	24,349

Income taxes	3,403	4,240	6,944	8,387

Net income	$7,250	$8,387	$14,700	$15,962

Basic earnings per share	$0.35	0.31	$0.66	0.60
Diluted earnings per share	0.34	0.31	0.64	0.60

American Financial Holdings, Inc.
Consolidated Balance Sheets

	(Unaudited)	(Audited)
	June 30, 2001	December 31, 2000

	(In thousands except share and per share data)
Assets
Cash and due from banks:
Non-interest bearing	$19,510	$17,293
Interest bearing	24	21

Total cash and due from banks	19,534	17,314
Federal funds sold	8,300	11,740

Cash and cash equivalents	27,834	29,054
Investment securities available for sale (amortized cost of
$261,483 at June 30, 2001 and $275,677 at December 31, 2000)	329,423	351,211
Mortgage-backed securities available for sale (amortized cost of
$234,779 at June 30, 2001 and $250,907 at December 31, 2000)	240,983	255,270
Loans, less allowance for loan losses of $10,900 at June 30, 2001 and
$10,624 at December 31, 2000	1,197,280	1,151,048
Accrued interest and dividends receivable on investments	6,500	7,058
Accrued interest receivable on loans	5,954	5,954
Federal Home Loan Bank stock	13,146	12,194
Bank premises and equipment, net	12,966	13,348
Real estate owned	295	211
Cash surrender value of life insurance	61,615	45,022
Other assets	4,538	3,088

Total assets	$1,900,534	$1,873,458

Liabilities and Stockholders' Equity
Deposits	$1,122,153	$1,126,336
Mortgagors' escrow and other deposits	37,846	19,554
FHLB advances and other borrowings	272,444	177,944
Deferred income tax liability	21,460	24,280
Other liabilities	15,746	11,377

Total liabilities	1,469,649	1,359,491

Stockholders' Equity
Preferred stock, $.01 par value; authorized 10,000,000 shares,
none issued	-	-
Common stock, $.01 par value; authorized 120,000,000 shares,
28,871,100 shares issued	289	289
Additional paid-in capital	284,380	282,676
Unallocated common stock held by ESOP (2,133,484 shares)	(23,703)	(23,703)
Stock-based compensation	(213)	(78)
Treasury stock	(144,494)	(56,707)
Retained earnings	270,046	263,452
Accumulated other comprehensive income	44,580	48,038

Total stockholders' equity	430,885	513,967

Total liabilities and stockholders' equity	$1,900,534	$1,873,458

American Financial Holdings, Inc.
Consolidated Average Balance Sheet and Yield/Rate Analysis
(Unaudited)

	For the Six Months Ended
	June 30, 2001			June 30, 2000

	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate

	(Dollars in thousands)

Interest earnings assets:
Loans (1)	$1,154,881	$42,570	7.37%	$1,051,999	$38,601	7.34%
Federal funds sold	19,190	478	4.98	7,267	208	5.72
Investment securities-taxable	243,947	9,227	7.56	345,541	11,486	6.65
Investment securities- tax exempt (2)	26,901	1,155	8.59	18,085	768	8.49
Mortgage-backed securities	243,412	8,380	6.89	350,868	11,519	6.57
FHLB stock	12,474	417	6.69	14,183	509	7.18

Total interest-earning assets	1,700,805	$62,227	7.32%	1,787,943	$63,091	7.06%
Non-interest-earning assets	184,905			94,467

Total assets	$1,885,710			$1,882,410

Interest-bearing liabilities:
Deposits
Money management accounts	$76,697	$1,199	3.13%	$63,212	$842	2.66%
NOW accounts	87,618	395	0.90	77,333	523	1.35
Savings and IRA passbook accounts	208,815	2,074	1.99	201,424	2,025	2.01
Certificates of deposit	723,952	20,359	5.62	761,778	19,768	5.19

Total interest-bearing deposits	1,097,082	24,027	4.38	1,103,747	23,158	4.20
FHLB advances and other borrowings	247,455	7,257	5.87	192,973	5,728	5.94

Total interest-bearing liabilities	1,344,537	$31,284	4.65%	1,296,720	$28,886	4.46%
Non-interest bearing demand deposits	31,702			24,369
Non-interest-bearing liabilities	45,173			26,037

Total liabilities	1,421,412			1,347,126
Stockholders' Equity	464,298			535,284

Total liabilities and equity	$1,885,710			$1,882,410

Net interest-earning assets	$356,268			$491,223

Net interest income		$30,943			$34,205

Interest rate spread			2.67%			2.60%

Net interest margin (net interest income
as a percentage of interest-earning assets)			3.64%			3.83%

Ratio of interest-earning assets to
interest-bearing liabilities			126.50%			137.88%

Note 1- Average balances include nonaccrual loans
Note 2- Tax exempt interest is calculated on a tax equivalent basis.

American Financial Holdings, Inc.
Consolidated Average Balance Sheet and Yield/Rate Analysis
(Unaudited)

	For the Three Months Ended
	June 30, 2001			June 30, 2000

	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate

	(Dollars in thousands)

Interest earnings assets:
Loans (1)	$1,161,023	$20,962	7.22%	$1,064,222	$19,616	7.37%
Federal funds sold	18,495	208	4.50	2,555	38	5.95
Investment securities-taxable	237,262	4,512	7.61	339,633	5,761	6.78
Investment securities- tax exempt (2)	26,905	576	8.56	20,913	448	8.57
Mortgage-backed securities	239,249	4,122	6.89	350,655	5,775	6.59
FHLB stock	12,739	199	6.25	12,194	249	8.17

Total interest-earning assets	1,695,673	$30,579	7.21%	1,790,172	$31,887	7.12%
Non-interest-earning assets	183,481			96,516

Total assets	$1,879,154			$1,886,688

Interest-bearing liabilities:
Deposits
Money management accounts	$82,370	$637	3.09%	$62,206	$418	2.69%
NOW accounts	87,767	185	0.84	80,333	270	1.34
Savings and IRA passbook accounts	211,239	1,052	1.99	204,555	1,029	2.01
Certificates of deposit	717,746	9,989	5.57	757,801	9,956	5.26

Total interest-bearing deposits	1,099,122	11,863	4.32	1,104,895	11,673	4.23
FHLB advances and other borrowings	262,825	3,828	5.83	187,691	2,805	5.98

Total interest-bearing liabilities	1,361,947	$15,691	4.61%	1,292,586	$14,478	4.48%
Non-interest bearing demand deposits	36,416			25,575
Non-interest-bearing liabilities	45,573			29,015

Total liabilities	1,443,936			1,347,176
Stockholders' Equity	435,218			539,512

Total liabilities and equity	$1,879,154			$1,886,688

Net interest-earning assets	$333,726			$497,586

Net interest income		$14,888			$17,409

Interest rate spread			2.60%			2.64%

Net interest margin (net interest income
as a percentage of interest-earning assets)			3.51%			3.89%

Ratio of interest-earning assets to
interest-bearing liabilities			124.50%			138.50%

Note 1- Average balances include nonaccrual loans
Note 2- Tax exempt interest is calculated on a tax equivalent basis.

American Financial Holdings, Inc.
Consolidated Statements of Income
(Unaudited)

	2001		2000

	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr

	(Dollars in thousands, except per share data)
Interest and dividend income:
Real estate and mortgage loans	$14,809	$14,898	$14,706	$14,118	$13,389	$13,158
Consumer and commercial loans	6,153	6,710	6,952	6,699	6,227	5,826
Mortgage-backed securities	4,121	4,259	4,755	5,351	5,775	5,744
Federal funds sold	208	270	656	123	38	170
Investment securities:
Interest taxable	3,765	4,050	4,111	4,750	5,222	5,321
Interest-tax exempt	375	375	374	372	291	209
Dividends	946	883	904	930	788	664

Total interest and dividend income	30,377	31,445	32,458	32,343	31,730	31,092

Interest expense:
Deposits	11,863	12,164	12,644	12,222	11,673	11,485
Federal Home Loan Bank advances and
other short-term borrowings	3,828	3,429	2,936	3,243	2,805	2,923

Total interest expense	15,691	15,593	15,580	15,465	14,478	14,408

Net interest income before provision
for loan losses	14,686	15,852	16,878	16,878	17,252	16,684
Provision for loan losses	100	300	375	400	570	550

Net interest income after provision
for loan losses	14,586	15,552	16,503	16,478	16,682	16,134

Non-interest income:
Service charges and fees	1,334	1,069	1,090	1,072	918	897
Investment commissions and advisory fees	501	389	329	302	469	445
Net gains on sale of securities
available for sale	3,838	1,320	1,289	1,793	1,570	1,416
Increase in cash surrender value of life insurance	800	793	-	-	-	-
Other	116	106	236	90	89	89

Total non-interest income	6,589	3,677	2,944	3,257	3,046	2,847

Non-interest expense:
Salaries and employee benefits	6,948	4,789	5,038	5,459	4,047	3,897
Occupancy expense	656	692	591	559	582	648
Furniture and fixtures expense	443	424	419	430	416	441
Outside services	713	742	838	480	563	935
Advertising	528	423	281	330	411	349
Other	1,234	1,168	1,247	1,014	1,082	989

Total non-interest expense	10,522	8,238	8,414	8,272	7,101	7,259

Income before income taxes	10,653	10,991	11,033	11,463	12,627	11,722

Income taxes	3,403	3,541	3,499	3,833	4,240	4,147

Net income	$7,250	$7,450	$7,534	$7,630	$8,387	$7,575

Basic earnings per share	$0.35	$0.32	$0.30	$0.30	$0.31	$0.28

Diluted earnings per share	0.34	0.31	0.30	0.29	0.31	0.28